Mail Stop 3561
      July 6, 2005

James Price
Chief Executive Officer
Benacquista Galleries, Inc.
15208 Jarrettsville Pike
Monkton, MD 21111

      Re:	Benacquista Galleries, Inc.
		Post-Effective Amendment No. 1 to Registration Statement on
      Form SB-2
      Filed May 24, 2005
		File No. 333-104132
		Amendment No. 1 to Form 10-KSB for Fiscal Year Ended
		September 30, 2004
		Filed June 27, 2005
		File No. 0-51107

Dear Mr. Price:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at
the end of this letter.
Amendment No. 1 to Form 10-KSB for Fiscal Year Ended September 30,
2004
Controls and Procedures, page 21
1. We note your parenthetical disclosure indicating that the term "disclosure controls and procedures" is defined in Rules 13a-14(c) and 15d-14(c) of the Exchange Act. Please revise, as the term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act.
2. We note your disclosure that your disclosure controls and procedures are "[a]dequate and effective to ensure that material information relating to the Company are recorded, processed, summarized and reported within the time periods in which this Annual
Report has been prepared." It appears that you have limited your disclosure controls and procedures conclusion to material information relating to the Company and the time period in which the Annual Report has been prepared. Please note that your disclosure controls and procedures relate to information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act. Please expand the scope of the conclusion accordingly. Please also note that the conclusion should address whether this information is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms, as opposed to
"[t]he time periods in which this Annual Report has been prepared."
Please revise accordingly as well.  See Exchange Act Rule 13a-
15(e).
3. As you have attempted to include a portion of the definition of disclosure controls and procedures in your disclosure, you must include the entire definition. Please revise to clarify, if true, that your disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).
4. We note that you previously indicated that your chief executive officer/chief financial officer concluded that your disclosure controls and procedures were ineffective. Please tell us how your chief executive officer/chief financial officer was able to change his conclusion from ineffectiveness to indicate that the disclosure controls and procedures were effective.

Exhibit 31.1
5. Please revise, as the exact wording of the certification provided in Item 601(b)(31) of Regulation S-B is required.

******

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Kurt Murao, Attorney Advisor, at (202) 551-
3338,
Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202)
551-
3720 with any other questions.

      					Sincerely,



						H. Christopher Owings
      					Assistant Director


cc: 	Jonathan Dariyanani, Esq.
      Fax: (415) 358-5548

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James Price
Benacquista Galleries, Inc.
July 6, 2005
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